UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Amendment No. 1)

Under the Securities Exchange Act of 1934

Morgans Hotel Group Co.

(Name of Issuer)
Common Stock, par value $0.01 per share

(Title of Class of Securities)
61748W108

(CUSIP Number)

Steven B. Kauff
NorthStar Capital Investment Corporation
399 Park Avenue, 18th Floor
New York, New York 10022
Telephone: (212) 547-2600

(Name, Address and Telephone Number of Person
Authorized
to Receive Notices and Communications)

November 24, 2008

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d -1(e), 240.13d -1(f) or 240.13d -1(g), check the following box:   ¨.

1. NAME OF REPORTING PERSON: W. Edward Scheetz

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [ ]
(b) [ ]

3. SEC USE ONLY

4. SOURCE OF FUNDS: OO/PF

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	[ ]

6. CITIZENSHIP OR PLACE OF ORGANIZATION: United States

7. SOLE VOTING POWER:
1,887,023 Shares

NUMBER OF
SHARES	8. SHARED VOTING POWER:
BENEFICIALLY	0 Shares
OWNED
BY
REPORTING	9. SOLE DISPOSITIVE POWER:
PERSON WITH	2,564,426 Shares

10. SHARED DISPOSITIVE POWER:
459,342 Shares

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
REPORTING PERSON 3,023,768

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES [ ]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.92%

14. TYPE OF REPORTING PERSON: IN

Introductory Statement

This Amendment No. 1, filed by Mr. W. Edward Scheetz (the “Reporting Person”), relates to the common stock, par value $0.01 per share (the “Common Stock”), of Morgans Hotel Group Co. (the “Company”), a Delaware corporation, and amends and supplements the statement on Schedule 13D (as amended, the “Schedule 13D”) filed with the Securities and Exchange Commission (the “SEC”) on August 11, 2008. Capitalized terms used but otherwise not defined herein shall have the meanings ascribed to such terms in the Schedule 13D. Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported in the Schedule 13D.

Since the date of filing of the Schedule 13D, the number of shares of Common Stock beneficially owned by Mr. W. Edward Scheetz has changed, as reported below, through the acquisition of 427,979 shares of Common Stock in open market transactions and the vesting of 33,332 stock options and 36,112 LTIP units (including those stock options and LTIP units that vest in the next 60 days). Accordingly, the purpose of this Amendment No. 1 is to amend and restate in its entirety Item 5 of the Schedule 13D as set forth below.

ITEM 5.    Interest in Securities of the Issuer.

(a)       Ownership percentages of Common Stock reported herein are based on 29,397,841 shares outstanding as of November 7, 2008 and reported in the Company’s Form 10-Q filed with the SEC on November 7, 2008.

Of the 3,023,768 shares of Common Stock reported as being the aggregate amount beneficially owned by Mr. Scheetz in row (11) of the cover pages to this Schedule 13D, representing in the aggregate approximately 9.92% of the outstanding shares of Common Stock, Mr. Scheetz may be considered to have shared dispositive power but no voting power over 459,342 non-voting units, reported in row (10) of the cover pages to this Schedule 13D, and sole dispositive power over 2,564,426 shares of Common Stock, reported in row (9) of the cover pages to this Schedule 13D.

The 459,342 non-voting units over which Mr. Scheetz is deemed to have shared dispositive power, as reported in row (10) of the cover pages to this Schedule 13D, represent Mr. Scheetz’s portion (through WES Holdings LLC) of the 954,065 non-voting units currently held by Residual Hotel Interest LLC, an indirect subsidiary of NorthStar LP. Mr. Scheetz disclaims beneficial ownership of the shares of Common Stock that may be issued in redemption of the non-voting units.

The 2,564,426 shares of Common Stock reported in row (9) of the cover pages to this Schedule 13D include 1,887,023 shares of Common Stock, over which Mr. Scheetz has sole dispositive power and sole voting power and 677,403 shares of Common Stock, over which Mr. Scheetz only has sole dispositive power but no voting power. Of the 677,403 shares of Common Stock over which Mr. Scheetz only has sole dispositive power but no voting power, 630,303 shares of Common Stock represent Mr. Scheetz’s beneficial ownership of 291,659 vested stock options and 338,644 vested LTIP units convertible into Common Stock, and 47,100 shares are shares of Common Stock as to which Mr. Scheetz has a right to acquire exercisable within 60 days.1 The 1,887,023 shares of Common Stock over which Mr. Scheetz has sole voting power are reported in row (7) of the cover pages to this Schedule 13D.

Of the 1,887,023 shares of Common Stock, reported in row (7) of the cover pages to this Schedule 13D, over which Mr. Scheetz has sole voting power and sole dispositive power, 1,557,702 shares of Common Stock are beneficially owned by Mr. Scheetz through WES Holdings LLC, Bayard, Baxter and Crosby Holdings. WES Holdings LLC directly beneficially owns 877,840 shares of Common Stock, Bayard owns 94,499 shares of Common Stock, which WES Holdings LLC is deemed to beneficially own as controlling member of Bayard, Baxter owns 503,363 shares of Common Stock, which WES Holdings LLC is deemed to beneficially own as controlling member of Baxter, and Crosby Holdings owns 82,000 shares of Common Stock, which WES Holdings LLC is deemed to beneficially own as controlling member of Crosby Holdings.

In addition, of the 1,887,023 shares of Common Stock reported in row (7) of the cover pages to this Schedule 13D, over which Mr. Scheetz has sole voting power and sole dispositive power, 303,504 shares of Common Stock are directly beneficially owned by Mr. Scheetz and were purchased in open market transactions, 15,817 shares of Common Stock may be considered indirectly beneficially owned by Mr. Scheetz, through two trusts which directly own such shares of Common Stock for the benefit of Mr. Scheetz’s two minor children, and 10,000 shares of Common Stock may be considered indirectly beneficially owned by Mr. Scheetz through his spouse who directly beneficially owns such shares of Common Stock.

As set forth in the paragraphs above, of the shares of Common Stock reported in rows (11) and (13) of the cover pages to this Schedule 13D, 47,100 shares are shares of Common Stock as to which there is a right to acquire exercisable within 60 days, in addition to that portion of the stock options and LTIP units that vest in the next 60 days.2

The Reporting Person did not beneficially own any shares of Common Stock as of November 21, 2008, other than as set forth herein.3

(b)       Rows (7) through (10) of the cover pages to this Schedule 13D set forth (i) the number of shares of Common Stock as to which there is sole power to vote or direct the vote or to dispose or direct the disposition and the number of shares of Common Stock as to which

1 At the time this Amendment No. 1 to the Schedule 13D is being filed, Mr. Scheetz is in the process of converting 100,000 vested LTIP units into shares of Common Stock; this conversion will not change Mr. Scheetz’ beneficial ownership of shares of Common Stock, as the shares of Common Stock into which the LTIP units are convertible are already reflected in the number of shares of Common Stock for which Mr. Scheetz has sole dispositive power reported in row (9) of the cover pages to this Amendment No. 1 to the Schedule 13D. The conversion will, however, increase by 100,000 the number of shares of Common Stock over which Mr. Scheetz has sole voting power reported in row (7) of the cover pages to this Amendment No. 1 to the Schedule 13D.
2 In addition, Mr. Scheetz owns options to acquire 1,000,000 shares of Common Stock, exercisable in June 2009 and June 2010, which are not reported in rows (11) and (13) of the cover pages to this Amendment No. 1 to the Schedule 13D as they are not exercisable within 60 days.
3 Mr. Scheetz owns $1.1 million aggregate principal amount of 2.375% Senior Subordinated Convertible Notes (the “Notes”) issued by the Company in a private placement. The shares of Common Stock into which the Notes may be converted are not reported in rows (11) and (13) of the cover pages to this Amendment No. 1 to the Schedule 13D, as the Notes are convertible into shares of Common Stock under certain circumstances and upon the occurrence of specified events not in the control of the Reporting Person.

there is a right to acquire exercisable within 60 days (including the number of shares corresponding to that portion of stock options and LTIP units that vest in the next 60 days) and (ii) the number of shares of Common Stock as to which there is shared power to vote or direct the vote or to dispose or direct the disposition. The Reporting Person hereby disclaims beneficial ownership of any shares of Common Stock that may be issued in redemption of the units in which the Reporting Person has an indirect economic interest.

(c)       Except as reported herein or for the open market sales and purchases by Mr. Scheetz set forth below, no transactions in the Common Stock were effected by the Reporting Person during the 60 days prior to and including November 21, 2008.

Date	Shares Purchased	Shares Sold	Price

10/06/2008		10,000	$8.22
10/14/2008	20,000		$5.75
10/15/2008	25,000		$4.90
10/15/2008	10,000		$4.95
10/15/2008	13,082		$4.85
10/16/2008	10,000		$4.60
10/16/2008	10,000		$4.65
10/16/2008	20,000		$4.50
10/16/2008	20,000		$4.45
10/17/2008		5,000	$5.10
10/23/2008	25,000		$4.25
10/23/2008	25,000		$4.00
10/23/2008	25,000		$3.75
10/23/2008	50,000		$4.03
10/24/2008	25,000		$3.65
10/29/2008		25,000	$4.50
10/30/2008		10,000	$4.50
10/30/2008		10,000	$4.54
10/31/2008		10,000	$4.75
10/31/2008		15,000	$4.77
11/04/2008		1,750	$5.00
11/04/2008		15,000	$5.17
11/05/2008		5,000	$5.05
11/06/2008		2,000	$4.26
11/06/2008	10,000		$4.00
11/07/2008		4,500	$4.75
11/07/2008		1,100	$4.75
11/10/2008		1,750	$4.62
11/11/2008		2,500	$4.07
11/11/2008		2,500	$4.02
11/11/2008		5,000	$4.00
11/12/2008		2,000	$3.81
11/12/2008	5,000		$3.71
11/12/2008	30,000		$3.50
11/12/2008	5,000		$3.64
11/12/2008	2,564		$3.20
11/12/2008	60,000		$3.46

11/12/2008		3,000	$3.72
11/13/2008		10,000	$4.00
11/13/2008		5,000	$4.00
11/13/2008		2,500	$3.49
11/13/2008		2,000	$3.55
11/13/2008	30,000		$3.39
11/13/2008		5,000	$4.00
11/14/2008		5,000	$3.77
11/14/2008		5,000	$3.86
11/14/2008		3,000	$4.01
11/14/2008		5,000	$3.81
11/14/2008		5,000	$4.04
11/14/2008	200		$3.76
11/14/2008		100	$4.10
11/14/2008	25,000		$3.87
11/17/2008	10,000		$3.75
11/17/2008	100		$3.59
11/17/2008	10,000		$3.57
11/17/2008	26,000		$3.74
11/18/2008	1,000		$3.20
11/18/2008	40,000		$3.38
11/18/2008	20,500		$3.49
11/19/2008		5,000	$3.37
11/19/2008		1,500	$3.30
11/19/2008	10,000		$3.30
11/19/2008	10,000		$3.42
11/19/2008	10,000		$3.25
11/19/2008	50,000		$3.28
11/20/2008	10,000		$3.00
11/20/2008	10,000		$3.00
11/20/2008	5,000		$2.94
11/20/2008	20,000		$2.76
11/20/2008	40,000		$2.87
11/20/2008	10,000		$3.00
11/20/2008	35,000		$2.96
11/21/2008		2,500	$2.55
11/21/2008		2,000	$2.51
11/21/2008	3,840		$2.60
11/21/2008	10,000		$2.65
11/21/2008		2,500	$2.50

(d)       No other person is known by the Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock beneficially owned by the Reporting Person.

(e)       Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 24, 2008

  /s/ W. Edward Scheetz
W. Edward Scheetz

Exhibit Index

Exhibit	Description

1.	Registration Rights Agreement, dated as of February 17, 2006, by and between Morgans Hotel Group Co. and NorthStar Partnership, L.P. (previously filed)